Exhibit 8.1

List of Subsidiaries

Particulars	Country of incorporation	2017 (%)	2016 (%)	2015 (%)
Sify Technologies (Singapore) Pte. Ltd.	Singapore	100	100	100
Sify Technologies North America Corporation	United States	100	100	100
Sify Data and Managed Services Limited	India	100	-	-